Exhibit 99.2
#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	August 22, 2012
For Immediate Release	NR#12-13

MAG SILVER CORP.  ANNOUNCES APPROXIMATELY

C$25 MILLION PRIVATE PLACEMENT

Toronto, Canada – August 22, 2012 – MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) is pleased to announce a private placement offering of common shares at a per share price of C$9.40 (the “Offering”) for gross proceeds of approximately C$25 million. The common shares will be subject to a four month hold period. The Offering is expected to close on or about September 5, 2012.

The Company intends to use the net proceeds from the Offering to fund the recently announced permitting and underground development program for Juanicipio, advancement of Cinco de Mayo including continued exploration as well as generation of an initial resource estimate, and for general corporate purposes.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX and applicable securities regulatory authorities.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

MAG Silver Corp.
Phone: (604) 630-1399

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

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This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements that address the timing and size of the Offering and the proposed use of proceeds from the Offering. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

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